SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential China AM JV



Embargo: 09.00 Monday 13 August 2007


PRUDENTIAL RAISES ITS STAKE IN CHINA FUND MANAGEMENT JOINT VENTURE


Prudential plc ("Prudential") announced today that it has increased its stake in CITIC Prudential Fund Management ("CITIC Prudential"), its joint venture with CITIC Group in China, from 33 per cent to 49 per cent.


The increase in stake has been approved by the China Securities Regulatory Commission ("CSRC"), the Ministry of Commerce and the State Administration for Industry and Commerce. Prudential and CITIC remain the primary shareholders with 49 per cent each.


Barry Stowe, chief executive of Prudential's operations in Asia, said: "We are pleased to have reached this latest milestone which underscores our continued commitment to our very successful partnership with CITIC, and the rapidly growing funds management industry in China.


"Against our objective of building a material and profitable fund management business in China, CITIC Prudential will continue to capitalize on Prudential's global investment management expertise as well as CITIC's strong distribution capabilities and excellent local market knowledge."


CITIC Prudential Fund Management was established in September 2005 and now has more than US$1.1bn in assets under management and advisory. In 2006, CITIC Prudential launched an income balanced fund and an equity fund which raised US$380 million and US$428 million respectively, within one month of the launch.


In May 2006, CITIC Prudential Fund Management also obtained approval from the CSRC to offer investment advisory services. It currently acts as investment adviser to Prudential Asset Management Hong Kong for the latter's participation in China's domestic stock market under the Qualified Foreign Institutional Investor scheme.


The company has ambitious growth plans for its current and new areas of business which include participation in the mainland's Qualified Domestic Institutional Investor scheme and pensions.


ENDS


Enquiries:

Media                                                       Investors/Analysts
Carole Butcher                   +44 20 7548 2466           James Matthews            +44 20 7548 3561
William Baldwin-Charles          +44 20 7548 3719           Marina Novis              +44 20 7548 3511



Notes to Editor:


About Prudential

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP256 billion in assets under management as at 30 June 2007. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 August 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations